Exhibit 8.1

LIST OF SIGNIFICANT SUBSIDIARIES

The following is a list of Crude Carriers Corp.’s significant subsidiaries as at December 31, 2010:

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest
Crude Carriers Operating Corp.	Republic of The Marshall Islands	100%
Achilleas Carriers Corp.	Liberia	100%
Alexander the Great Carriers Corp.	Liberia	100%
Aias Carriers Corp.	Liberia	100%
Amoureux Carriers Corp.	Liberia	100%
Miltiadis M II Carriers Corp.	Republic of The Marshall Islands	100%